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SEC FILE NUMBER
000-17119

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[   ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [ x ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      June 30, 2011
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
QuantRx Biomedical Corporation

Full Name of Registrant

Former Name if Applicable
P.O. Box 4960

Address of Principal Executive Office (Street and Number)
Portland, Oregon, 97062

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Registrant has been unable to complete its Form 10-Q for the quarter ended June 30, 2011, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant's management's dedication of such management's time to business and related matters. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and will delay the filing. Management anticipates filing the Form 10-Q for the quarter ended June 30, 2011 on or before August 22, 2011.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William Fleming	503	575-9385
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
QuantRx Biomedical Corporation (the "Company") expects to report that total revenues for the three and six month periods ended June 30, 2011 will be $1,888 and $10,788, respectively, compared to $641,040 and $1,300,331 for the comparable periods in 2010. The substantial decrease in total revenues in the 2011 periods is due to decreases in revenues pursuant to the terms of the Development Agreement with QN Diagnostics, LLC ("QND"), which has been terminated as a result of the settlement of certain litigation with NuRx Pharmaceuticals, Inc. ("NuRx") relating to QND, which settlement was previously disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2011. As a result of the termination of the Development Agreement, the Company expects only nominal revenues pending the successful launch of its PAD-based products.

QuantRx Biomedical Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 15, 2011
By:	/s/ William Fleming

Name: William Fleming
Title: President